

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

December 4, 2007

<u>via U.S. mail and facsimile</u>

George T. Stapleton, II
President and CEO
Megawest Energy Corp.
Suite 800
926-5th Avenue, SW
Calgary, Alberta, Canada T2P 0N7

>   **Re: Megawest Energy Corp.**
>   **Amendment No. 1 to Form F-1**
>   **File No. 333-145870**
>   **Filed November 7, 2007**
>
>   **Form 20-F, as amended**
>   **Filed August 10, 2007**
>   **File No. 0-49760**

Dear Mr. Stapleton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1

General

1. We note your response to our prior comment 2 and that you are registering for resale 832,500 shares of common stock underlying 555,000 unit rights. These unit rights entitle the holders to buy units that consist of shares of common stock and warrants to purchase additional shares of common stock. We note that the holders have a "right to purchase" the units, and that the units have not yet been purchased. As a result, the holders are not yet at market risk for the stock that they are seeking to resell. As a result, you cannot register for resale the common stock underlying the units.

Prospectus Summary

Our Business, page 7

2. We note your response to our prior comment 8 and that your shareholders have approved your continuance under the Business Corporations Act (Alberta). Please state when you anticipate applying for a certificate of continuance and when the continuance will be effective.

Information on Megawest Energy Corp., page 20

3. We note that you describe the properties acquired in 2007 as being undeveloped. Please clarify that they were unproved, and revise your Note 2 to your consolidated financial statements to state that the properties were exploration stage, not development stage.

History and Development, 20

4. We note your description of the Big Sky project. Please file as exhibit(s) the contract(s) related to your purchase of your interests in the Big Sky project.

Directors, Senior Management and Employees

Directors and Senior Management, page 34

5. We note your response to our prior comment 16 and reissue it in part. We note that in the Form 6-K you filed on October 5, 2007, you indicated that Mr. Kitchen is also affiliated with the public companies Yankee Hat Minerals Ltd. and Eagle Hill Exploration Corp. In addition in the Form 6-K you indicate that Mr. Bloomer is also affiliated with the public company CCS, Inc. Please advise.

Stock Ownership, page 42

6.   We note your disclosure in footnote 4 to the table that you have extended the expiration date for the incentive warrants granted to affiliates of Messrs. Thornton and Bloomer. We also note your disclosure in paragraph numbered 6 in the related party section on page 47 regarding these warrants and that you refer to them in that section as "assignable warrants." Please describe fully in the related party section all of the material terms of the incentive warrants, and use consistent terminology. Identify the other entity that received the warrants. Explain why the exercise date was extended and whether any consideration was paid for such extension. State who approved the extension. Identify to whom the warrants were assigned by Endurance Energy and Gladrock Energy. Finally, file as an exhibit the agreement regarding the extension.

7.   We note the table in the Form 6-K filed on October 5, 2007 entitled "Aggregated Options Exercised During the Year Ended April 30, 2007 and Year End Option Values." Please provide this same information in the Form F-1.

Major Shareholders and Related Party Transactions

Major Shareholders, page 45

8.   We note that Pinetree Resources Partnership has filed a Schedule 13G showing that it owns 7.6% of your stock. Please update your table accordingly.

Related Party Transactions, page 46

9.   We note your disclosure of the conflict policy under British Columbia law. Please add a comparison of what the policy will be under Alberta law. Please also add a risk factor that discusses the risk to investors due to the fact that you do not have a written conflicts policy.

Selling Shareholders, page 52

10.   We note your response to our prior comment 28 and reissue it in part. Identify the selling shareholder broker-dealers as underwriters unless you can state that they obtained the securities being registered for resale as compensation for investment banking services.

11.   We note your list of affiliate selling shareholders in footnote 7 on page 74. Ensure that you have listed all of your affiliates who are selling shareholders. It appears that Brian J. Evans, a director, is also a selling shareholder and he is not listed in the footnote. Please advise.

Memorandum and Articles of Association, page 75

12. Provide corresponding disclosure for Alberta law, or state that for the items you discuss there is no difference. For example, the ensuing comparison does not address any material differences in voting procedures.

Differences between British Columbia and Alberta Business Corporations Acts, page 78

13. We note that in a Form 6-K you filed on November 9, 2007 you stated that you adopted new bylaws in regard to your continuance under Alberta law. Please revise your disclosure accordingly to discuss the material provisions of these new bylaws.

14. We note your statement that the summary of certain differences between British Columbia and Alberta Business Corporation Acts is not an exhaustive review and is of a general nature only. Revise your disclosure so that it is a summary of all of the material differences between the two acts, and eliminate the suggestion that the disclosure is only of a general nature.

15. To aid the reader, revise your discussion under each topic to consistently refer to the ABCA first and the BCBCA second.

Passive Foreign Investment Company, page 85

16. We note the disclosure you added in this section. Note that Item 601(b)(8) of Regulation S-K requires a tax opinion to be filed "where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." In the staff's view, your status as a PFIC and the tax consequences thereof would be material to an investor. If you are unable to obtain an opinion regarding the PFIC status, revise to make clear why that is the case. We may have further comment once you file the opinion as an exhibit and revise the disclosure accordingly.

Financial Statements, page 92

17. We note your response to comment 37 of our letter dated October 4, 2007. Since you continue to believe the presentation of two sets of financial statements covering the same periods ending April 30, 2006 and 2005 is appropriate, please revise your filing to include additional disclosure explaining why you have presented the financial statements of Brockton Capital Corp. separately. This disclosure should include discussion of the change in the registrant's name and change in business activities.

18. Your response to comment 40 of our letter dated October 4, 2007, implies that you are presenting the financial statement information in accordance with Item 18 of Form 20-F and therefore, have identified the financial statements as in the exploration stage on the cover sheet to the annual and interim statements. Please identify each financial statement in the header as an exploration stage company in accordance with paragraph 12 of SFAS 7.

Interim Consolidated Financial Statements

19. We note from your response to comment 40 of our letter dated October 4, 2007, that you did not present cumulative information as you began exploration activities during fiscal 2007. Please expand your interim financial statements to provide cumulative information now that the cumulative period expanses over more than one period.

20. Please expand your interim financial statement footnotes to include a narrative explanation of differences in accounting under U.S. and Canadian GAAP or a cross reference to annual reconciliation footnotes with discussion of any new differences occurring during the interim period.

Note 2. Acquisitions, page 119

21. We note your response to comment 46 of our letter dated October 4, 2007. Sections 3840.08 and 3840.29 of the CICA Handbook stipulate that a related party transaction should be measured at the carrying amount, except when the transaction that is not in the normal course of operations has commercial substance, in which case it should be measured at the exchange amount when the change in ownership interests is substantive and the exchange amount is supported by independent evidence. Please explain to us in detail how you considered the guidance in paragraphs 3840.29 to 2840.41 in determining how to treat the property acquisition under Canadian GAAP. Revise your consolidated financial statements as necessary.

22. We understand from your response to comment 46 that you recorded the exchange transactions described in Note 2 under U.S. GAAP in the same manner as that under Canadian GAAP due to the absence of specific U.S. GAAP accounting guidance. We believe there is specific accounting guidance under U.S. GAAP, stating these transactions should be accounted for at fair value. From your response to comment 38, we note you believe the acquisitions should not be treated as a business combination under SFAS 141 because they do not constitute a business under EITF 98-3. Therefore, the guidance of paragraph 11 of SFAS 141 and EITF 02-05 regarding common control does not apply. Furthermore, even if applicable, we do not believe common control existed in these acquisitions as the guidance states common control exists between separate entities only when an individual holds more than 50 percent of the voting ownership interests of each entity. We note that

your President and CEO owned less than 50% of the acquired entities. Under U.S. GAAP, we continue to believe the acquisitions of Deerfield Missouri, Trinity and the assets of Deerfield Kansas should be measured based on the fair value of the consideration given or the fair value of the assets acquired, whichever is more clearly evident and, thus, more reliably measurable. Please revise your U.S. GAAP reconciliation in Note 19 accordingly. Refer to paragraphs 3 through 8 of SFAS 141 for additional guidance.

23. Based on your disclosure in Note 19(a)(vii), we note that you used the cash consideration received for recent private placements of common shares to determine the fair value of common shares given as consideration in certain of your acquisitions under Canadian GAAP. It appears that the most recent private placement was in March 2007 where you issued common shares for U.S. $0.76 per share (or U.S.$1.00 offering price less the value of the warrants of U.S.$0.24). Please compare for us the value per share in the most recent private placement against the value per share used in determining the consideration given for each of your acquisitions in which you issued common shares and exchange shares, and explain the reasons for any differences in value. In addition, please expand your disclosure in Note 2 to explain the basis for determining the fair value of the consideration given for each acquisition.

24. We note that you issued as consideration for the acquisition of Trinity 95,000 shares of a subsidiary that are exchangeable into 9,500,000 common shares of MegaWest Energy Corp. Related to your exchangeable shares, please address the following:

a)   Expand your disclosure in Note 2 to include a reference to your disclosure in Note 8, which includes a full description of the features of these exchange shares issued.

b)   We note your disclosure in Note 8 regarding your accounting for these exchange shares under Canadian GAAP, which we believe may require the recognition of differences in accounting under U.S. GAAP in Note 19. As these shares of MegaWest USA are redeemable for cash, tell us how you considered the guidance of ASR 268 and EITF Topic D-98 in accounting for their issuance and at the balance sheet date at the consolidated level, considering these shares represent minority interest in a subsidiary. Additionally, as the exchange shares of MegaWest USA are convertible into shares of MegaWest, the parent, tell us how you considered the guidance of EITF 00-04 and SFAS 150, including other related guidance such as SFAS 133 and EITF 00-19. Based on this guidance, it appears revisions are required to the reconciliation to U.S. GAAP presented in Note 19. Please revise your reconciliation and related disclosures to clarify how these shares were accounted for at issuance and as of each balance sheet date, as applicable.

       c)   Tell us how you treated these exchange shares in calculating your earnings per share under U.S. GAAP.

Note 19. Additional Disclosures Required under U.S. Generally Accepted Accounting Principles, page 128

25. We have reviewed your response to comment 49 of our letter dated October 4, 2007 in which you state the impairment tests performed for unproved oil and gas properties resulted in no impairments under both U.S. and Canadian GAAP. We also note that under U.S. GAAP, the value of the Kentucky assets acquired was recorded using the OTC trading price of MegaWest shares issued and cash given as consideration, which appears to be more than two times larger (or $21.8 million) than the value used to record these same assets under Canadian GAAP, which uses recent private placements as an indicator of your stock's fair value. Your critical accounting policy disclosures state you have assessed the carrying amounts of the unproved properties for impairment by comparing the amount recorded to estimates of market value for similar unproven oil and gas assets. It is unclear why the estimated market value of similar properties used in your impairment analysis results in an amount that is more than double the value of the properties recorded under Canadian GAAP. In other words, it is unclear why the market value of your recently acquired unproved properties is more than double the value of the shares issued under Canadian GAAP. Please explain this difference.

Recent Sales of Unregistered Securities, page 151

26. Update your disclosure in footnote one to reflect the revised exercise date of the incentive warrants.

Exhibits

Articles

27. We note that in a Form 6-K you filed on November 9, 2007 you stated that you adopted new bylaws in regard to your continuance under Alberta law. Please file these revised bylaws as an exhibit.

Exhibit 5.1

28. Obtain and refile an opinion of counsel. Counsel must opine on all of the shares registered for resale. In addition, counsel provides an opinion based on British Columbia law. The opinion must be provided based on Alberta law if the conversion occurs prior to the effectiveness of the F-1.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at 202-551-3688, or in his absence, Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, petroleum engineer, at 202-551-3704, if you have questions regarding engineering disclosure issues. Please contact Donna Levy at 202-551-3292, or in her absence, Timothy Levenberg, Special Counsel, 202-551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: Jonathan C. Lotz, Esq. (via facsimile 604-687-6314)
    T. Levenberg
    D. Levy
    R. Milne
    R. Winfrey